

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

October 30, 2009

Mr. Robert C. Reeves
Senior Vice President
Encore Acquisition Company
777 Main Street, Suite 1400
Fort Worth, Texas 73102

> **Re:** **Encore Acquisition Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **Schedule 14 A Definitive Proxy Statement**
> **Filed April 3, 2009**
> **File No. 1-16295**

Dear Mr. Reeves:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Environmental Matters and Regulation, page 16

Site Remediation, page 16

1.   We note your disclosure stating there is evidence that petroleum spills or releases
        have occurred at some of the properties owned or leased by you which may be
        subject to CERCLA, RCRA, and analogous state laws and that you may incur
        remediation costs. In addition, we understand there have been known releases of
        hazardous substances, wastes, or hydrocarbons at your properties associated with
        the Elk Basin assets, and that you are exposed to other unknown or unasserted
        liabilities relating to these assets based on events that occurred prior to ENP's
        acquisition, which you indicate could adversely affect your results of operations,
        financial condition, and cash flows. Please disclose the extent to which you have
        accrued for these contingent liabilities and your estimate of reasonably possible
        additional loss, or if you believe disclosure would not be meaningful or required
        to comply with paragraphs 9 through 12 of SFAS 5 and the guidance in FIN 14,
        explain your rational and submit this information supplementally.

Critical Accounting Policies and Estimates, page 65

2.   We note that you consider the testing of goodwill and intangible assets for
        impairment to involve critical accounting estimates. In future filings, please
        expand your disclosure relating to such testing for any reporting unit that does not
        have a fair value substantially in excess of its carrying value, to address the
        following points, which we would regard as consistent with the guidance in Item
        303(a)(3)(ii) of Regulations S-K.

        (a)   The percentage by which the fair value of your reporting units exceeded
                the carrying values as of the date of the most recent test.

        (b)   The amount of goodwill allocated to each reporting unit.

        (c)   A description of the method and key assumptions used to measure the fair
                value of each reporting unit also indicating how the key assumptions were
                determined.

        (d)   To the extent possible, specific details about the degree of uncertainty
                associated with key assumptions used to measure the fair value of each
                reporting unit.

(e)   A description of potential events and changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to measure the fair value of each reporting unit..

(f)   Any additional information that you believe would offer greater precision about the amount and likelihood of potential impairment.

(g)   If you believe that a material impairment charge would be unlikely even if step one of the impairment test failed, disclose the basis for your view.

If you conclude and disclose either that no material amount of goodwill exists at *reporting units which are at risk* of failing step one of the impairment test, or that there is no such risk for any of your reporting units, we would not regard disclosure of the information outlined in the various points above to be necessary.

Financial Statements, page 75

Note 20- Subsequent Events – Unaudited, page 127

3.   We note you have labeled your subsequent events note as unaudited. Tell us why you believe the information in this note, other than the disclosures required by SFAS 69, does not need to be audited by your independent accountants in accordance with AU §560.

Schedule 14 A Definitive Proxy Statement, filed April 3, 2009

General

4.   Please confirm in writing that you will comply with the following comments relating to your proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

Executive Officers, page 14

5.   We note ambiguities in the biographical sketch for Mr. Treadway on page 16, in particular, the period from 2002 through February 2007. Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held during the past five years and the name and principal business of each such employer, and eliminate all gaps and ambiguities in that regard.

Executive Compensation, page 18

Peer Group Comparisons, page 19

6.   We note your disclosure that you generally target total direct compensation (base salary, annual cash bonus, and long-term equity-based incentives) for your executive officers at between the 50th and 75th percentiles of total direct compensation for similar positions in your peer group of companies. Disclose the actual percentiles in comparison to the peer group with respect to the total compensation paid and each element of compensation paid to your named executive officers. To the extent actual compensation was outside the targeted percentiles, please explain why.

Base Salaries, page 21

7.   We note your disclosure that the base salary for Mr. I. Jon Brumley was not targeted at between the 50th and 75th percentiles of base salaries for similar positions in your peer group of companies, as these companies did not have a comparable position. Expand your discussion to provide detailed disclosure regarding how his base salary is determined.   See Items 402(b)(1)(iv)-(v) and Item 402(b)(2)(vii) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, Mike Karney at (202) 551-3847, or me with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director